UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Aerohive Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007786106

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

300 South Wacker Drive, Suite 600

Chicago, Illinois 60606

(312) 265-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007786106

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 4,673,981

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 4,673,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 007786106

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 4,673,981

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 4,673,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 007786106

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 4,673,981

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 4,673,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 007786106

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 4,673,981

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 4,673,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is filed by Discovery Equity Partners, L.P. (“Discovery Equity Partners”), Discovery Group I, LLC (“Discovery Group”), Daniel J. Donoghue and Michael R. Murphy (collectively, the “Reporting Persons”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Aerohive Networks, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 1011 McCarthy Boulevard, Milpitas, California 95035. This Amendment No. 5 amends and supplements, as set forth below, the information contained in Item 4 of the Schedule 13D filed by the Reporting Persons with respect to the Company on June 19, 2015, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on July 7, 2015, Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on August 7, 2015, Amendment No. 3 thereto filed by the Reporting Persons with respect to the Company on May18, 2016, and Amendment No. 4 thereto filed by the Reporting Persons with respect to the Company on November 17, 2016 (as amended, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 5, all information contained in the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

In a letter to the Company dated December 8, 2016, Discovery Equity Partners requested that the Company immediately begin the process to declassify its Board of Directors (the “Board”) and move to the annual election of all directors, as a matter of good corporate governance. However, recognizing that the Board may not take such action, Discovery Equity Partners simultaneously submitted, pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, a stockholder proposal (the “Proposal”) for inclusion in the proxy statement for the Company’s 2017 Annual Meeting of Stockholders. The Proposal requests that the Board as soon as possible take all necessary steps (other than any steps that must be taken by stockholders) to declassify the Board and thereby require that all directors stand for election on an annual basis rather than once every three years.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8 2016
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

By: /s/ Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

/s/ Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

/s/ Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy